Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

The following information was included in Entergy Corporation’s Investor Release, dated November 5, 2012, regarding Entergy Corporation’s pending transaction with ITC Holdings Corp.

“While our near-term financial results and outlook continue to reflect the current low commodity price environment, we remained focused on managing all aspects of our business that we can control day-to-day in a safe and efficient manner,” said J. Wayne Leonard, Entergy’s chairman and chief executive officer. “We’ve made substantial progress on our initiative to join MISO, a regional transmission organization. Most recently, the Arkansas Public Service Commission and the Public Utility Commission of Texas conditionally approved proposals put forth by their respective companies. These milestones move our customers significantly closer to achieving up to $1.4 billion in projected savings over the next decade.

“We continue to focus on the future by managing risk and executing on all initiatives intended to create value for all stakeholders, such as the proposal to spin off and merge the transmission business with ITC Holdings Corp. The new management team’s transition will be seamless as they take over responsibility to complete the initiatives underway, as well as identify new ideas and opportunities.”

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A. Spin-Merge of Transmission Business

In December 2011, the Entergy and ITC boards of directors approved a definitive agreement under which Entergy will spin off and then merge its electric transmission business with a subsidiary of ITC. The transaction is targeted to close in 2013 and is subject to the satisfaction of certain closing conditions. Primary filings required include the Entergy Utility operating companies’ retail regulators as well as several federal agencies. ITC shareholders must also approve the transaction.

Appendix A provides a summary of certain activities that are pending.

Appendix A: Regulatory Summary Table for Spin-Merge of Transmission Business

Proceeding	Pending Activities
Entergy Retail Regulators	Request / Recent Activity: In conjunction with ITC Holdings Corp. and ITC MidSouth LLC, collectively ITC, all of the Utility operating companies, with the exception of ETI, have filed applications with their respective retail regulators seeking approval for the Entergy companies’ proposal to spin off and merge the Utility’s transmission business with ITC, including approval for change of control of the transmission assets and transaction-related steps in the spin-merge. Applications were filed with the LPSC, the CCNO, the APSC and the MPSC on Sept. 5, 2012, Sept. 12, 2012, Sept. 28, 2012 and Oct. 5, 2012, respectively.

Next Steps: At this point, remaining filings are targeted by year end 2012. Given that the PUCT is required to issue an order within 180 days of a filing, ETI plans to monitor the other Utility operating companies for further information on procedural schedules. In addition, EAI will also make a filing with the Missouri Public Service Commission because that operating company has some transmission assets located in the state of Missouri.

The LPSC established a procedural schedule that reflected Staff testimony due in March 2013, a hearing commencing in June 2013 and Commission consideration in September 2013. The CCNO established a procedural schedule that included Advisors testimony due in April 2013 and a hearing in July 2013. The APSC and MPSC have not yet set procedural schedules.

Federal Energy Regulatory Commission	Sections 203, 205 and 305(a) Filings Recent Activity: On Sept. 24, 2012, the Utility operating companies and ITC filed a joint application with FERC requesting certain approvals related to the proposal to spin off and merge the Utility’s transmission business with ITC, including approval for change of control of the transmission assets under Section 203 of the FPA, approval of transmission service formula rates and certain jurisdictional agreements under Section 205 of the FPA and a petition for declaratory order on application of Section 305(a) of the FPA. Two additional filings related to the transaction were made that same day: (i) MISO’s filing of an amendment to the MISO Tariff to enable the integration of ITC MidSouth’s transmission facilities into MISO for the period after closing of the transaction until the date the Utility operating companies are integrated into MISO’s Day 2 market and (ii) ESI’s filing of an ancillary services tariff and a Notice of Cancellation of Entergy’s OATT.

On Sept. 26, 2012, ESI submitted an application under Section 205 of the FPA requesting FERC authorization to cancel Service Schedule MSS-2 (transmission equalization) of the System Agreement, effective upon the consummation of the transaction.

Next Steps: FERC has set Dec. 7, 2012 as the deadline for filing comments, protests and interventions.

Section 204 Filings Recent Activity: On Oct. 31, 2012, three separate applications under Section 204 of the FPA were submitted to FERC (two by Entergy and one by ITC). The applications seek authorization related to certain debt financings necessary to effectuate the ITC transaction. The applications request that FERC grant the requested authorizations within ninety (90) days from the date of the application.

Next Steps: A deadline for comments will be set by FERC.

Internal Revenue Service	Request / Recent Activity: In July 2012, Entergy Corporation submitted a request to the IRS seeking a private letter ruling substantially to the effect that certain requirements for the tax-free treatment of the distribution of Transco are met.

Next Steps: The IRS is expected to make a determination on the request in the first half of 2013.

Nuclear Regulatory Commission	Request / Recent Activity: On Sept. 27, 2012, Entergy Operations, Inc. on behalf of EAI, EGSL, ELL and SERI submitted an application to the NRC for approval of certain nuclear plant license transfers and amendments as part of the steps to complete the transaction.

Next Steps: The NRC is expected to complete its formal review by mid-2013.

Securities and Exchange Commission	Request / Recent Activity: On Sept. 25, 2012, ITC filed a Form S-4 Registration Statement with the SEC providing information regarding the proposed spin-merge transaction and including a proxy statement for a special meeting of ITC shareholders. The filing included audited financial statements and disclosures for the Entergy transmission business.

Next Steps: Following completion of the SEC review process, ITC will hold a special meeting of shareholders. ITC’s shareholder vote is anticipated in the first half of 2013.

Hart-Scott-Rodino Notification	Next Steps: The HSR notification is expected to be made by the end of 2012.

Additional Information and Where to Find It

On Sept. 25, 2012, ITC filed a registration statement on Form S-4 with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, Mid South TransCo LLC (TransCo) will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement / prospectus included in the ITC registration statement and the proxy statement / prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement / prospectus and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement / prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

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In this news release, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a) those factors discussed in: (i) Entergy’s Form 10-K for the year ended Dec. 31, 2011; (ii) Entergy’s Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012 and (iii) Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (b) uncertainties associated with rate proceedings, formula rate plans and other cost recovery mechanisms; (c) uncertainties associated with efforts to remediate the effects of major storms and recover related restoration costs; (d) nuclear plant relicensing, operating and regulatory risks, including any changes resulting from the nuclear crisis in Japan following its catastrophic earthquake and tsunami; (e) legislative and regulatory actions and risks and uncertainties associated with claims or litigation by or against Entergy and its subsidiaries; (f) conditions in commodity and capital markets during the periods covered by the forward-looking statements, in addition to other factors described elsewhere in this release and subsequent securities filings and (g) risks inherent in the proposed spin-off and subsequent merger of Entergy’s electric transmission business with a subsidiary of ITC Holdings Corp. Entergy cannot provide any assurances that the spin-off and merger transaction will be completed and cannot give any assurance as to the terms on which such transaction will be consummated. The spin-off and merger transaction is subject to certain conditions precedent, including regulatory approvals and approval by ITC Holdings Corp. shareholders.

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